EXHIBIT (d)(5)(b)
Exhibit A

PACIFIC FUNDS
FEE SCHEDULE

EFFECTIVE: December 31, 2002

FUNDS:

The PF PIMCO Inflation Managed Fund and the PF PIMCO Managed Bond Fund

Pacific Life will pay to the Fund Manager a monthly fee of .25% based on an annual percentage of the combined average daily net assets of the PF PIMCO Inflation Managed Fund and the PF PIMCO Managed Bond Fund of Pacific Funds, and the Inflation Managed and Managed Bond Portfolios of Pacific Select Fund.

These fees for services shall be prorated for any portion of a year in which the Agreement is not effective.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective officers designated below on the day and year first above written.

PACIFIC LIFE INSURANCE COMPANY

By:	By:
Name: Title:	Name: Title:

PACIFIC INVESTMENT MANAGEMENT COMPANY

By:	By:
Name: Title:	Name: Title:

PACIFIC FUNDS

By:	By:
Name: Title:	Name: Title: